CADARET, GRANT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

CADARET, GRANT & CO., INC.
DECEMBER 31, 2023

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Cadaret, Grant & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cadaret, Grant & Co., Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cadaret, Grant & Co., Inc. as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cadaret, Grant & Co., Inc.'s management. Our responsibility is to express an opinion on Cadaret, Grant & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cadaret, Grant & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Cadaret, Grant & Co., Inc.'s auditor since 2011.
New York, New York
March 29, 2024

CADARET, GRANT & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	14,619,704
Receivables from clearing firms		1,640,566
Deposit with clearing broker		255,152
Other receivables		5,933,956
Goodwill and other intangibles, net		1,755,156
Other assets		2,019,029
Right-of-use assets		4,726,372
Property and equipment, net		658,850
Deferred tax assets		10,406,417
TOTAL ASSETS	$	42,015,202

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	6,416,057
Lease liability		3,618,999
Commissions payable		5,267,525
Total liabilities		15,302,581

Stockholder's equity:

Common stock, $0.01 par value; 400,000 shares		
104,688 shares issued and outstanding		1,047
Additional paid-in capital		135,239
Retained earnings		26,576,335
Total stockholder's equity		26,712,621
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	42,015,202

The accompanying notes are an integral part of the Statement of Financial Condition.

CADARET, GRANT & CO., INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

NOTE 1.   <u>ORGANIZATION AND NATURE OF BUSINESS</u>

Cadaret, Grant & Co., Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of a financial services company (the "Parent"). The Company's principal office is located in Syracuse, New York. The Company has registered representatives located throughout the United States. Major sources of revenues are investment advisory fees and commissions from sales of mutual funds and insurance products. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds and other securities.

NOTE 2.   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Cash and cash equivalents</u>
Cash equivalents consist of highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

<u>Basis of presentation and use of estimates</u>
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

<u>Securities transactions</u>
Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

<u>Commissions and other receivables</u>
Commissions and other receivables are stated at the amounts the Company expects to collect. The Company considers accounts receivable to be fully collectible. The determination of the amount of credit losses is based on the estimated creditworthiness of the counterparty and the length of time a receivable has been outstanding.

Other factors are considered by management based on relevant information about past events, current conditions and reasonable supportable forecasts as deemed necessary on a transaction-by-transaction basis. The Company continually monitors these estimates over the life of the receivable.

The allowance for uncollectible accounts reflects the amount of loss that can be reasonably estimated by management. No allowance was recorded as of December 31, 2023, as there are de minimus expected credit losses. The total of Commissions and other receivables at December 31, 2022 and December 31, 2023 was $8,105,909 and $7,574,522, respectively.

NOTE 2.   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)</u>

<u>Property and equipment</u>
Property and equipment are stated at cost and are depreciated based on their estimated useful lives using accelerated methods. Useful lives range from 3 to 7 years.

<u>Right-of-use assets and lease liabilities</u>
The Company recognizes its leases in accordance with ASC Topic 842, *Leases* ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of ROU assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 3.45% incremental borrowing rate.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments totaled approximately $2,000 in 2023 and are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The remaining term of the office space lease is 8 years.

<u>Income taxes</u>
The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the difference are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred tax assets to the amounts that are more likely than not to be realized.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income taxes (Continued)
The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.   Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.

Fair value measurements
Pursuant to FASB ASC 820, *Fair Value Measurement*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Current expected credit losses
ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) introduced a credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Current expected credit losses (Continued)

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaced the multiple existing impairment methods in current GAAP, which generally required that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company evaluated subsequent events through March 29, 2024, which is the date the financial statement was issued.

On February 12, 2024, Atria Wealth Solutions entered into a definitive purchase agreement to be acquired by LPL Financial LLC. FINRA approval is anticipated to be completed in the late third quarter / early fourth quarter of 2024.

NOTE 3.   **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions that periodically exceed federally insured limits. At December 31, 2023, the amount in cash accounts exceeding federally insured limits was approximately $8,129,000.

NOTE 4.   **DEPOSIT WITH CLEARING BROKER**

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. The clearing agreement requires the Company to maintain a deposit of $250,000 with the clearing broker. Such amount bears interest at current market rates.

CADARET, GRANT & CO., INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

NOTE 5.   <u>FAIR VALUE MEASUREMENTS</u>

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach*. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach*. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach*. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

Assets:	Level 1	Level 2	Level 3	Total	Valuation technique
Money market funds, included in cash and cash equivalents	$ 5,490,301	$ -	$ -	$ 5,490,301	(a)
Securities owned, included in other assets	45	-	-	45	(a)
Total	$ 5,490,346	$ -	$ -	$ 5,490,346	

There were no transfers between levels during the year.

NOTE 6.   <u>INCOME TAXES</u>

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2023, are as follows:

Noncurrent deferred tax assets:	
Intangibles	$ 10,009,323
Other assets	609,574
Lease liability	938,626
Total deferred tax assets	11,557,523
Noncurrent deferred tax liabilities:	
Property and equipment	(170,880)
Right-of-use asset	(896,361)
Lessor incentives	(83,865)
Total deferred tax liabilities	(1,151,106)
Total deferred tax assets, net	$ 10,406,417

7

NOTE 6.   <u>INCOME TAXES (CONTINUED)</u>

The Company recognizes valuation allowances on deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has concluded that it is currently more likely than not that the net deferred tax assets will be realized and has not established a valuation allowance at December 31, 2023.

NOTE 7.   <u>PROPERTY AND EQUIPMENT</u>

Property and equipment consisted of the following at December 31, 2023:

Furniture and fixtures	$ 2,107
Leasehold improvements	945,159
Equipment	2,066,660
	3,013,926
Less: accumulated depreciation	(2,355,076)
Property and equipment, net	$ 658,850

Depreciation expense is recorded on a straight-line basis and was approximately $212,000 for the year ended December 31, 2023.

NOTE 8.   <u>COMMITMENTS AND CONTINGENCIES</u>

In the normal course of business, the Company may be a party to litigation or other regulatory matters. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statement. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

NOTE 9.   <u>RELATED-PARTY TRANSACTIONS</u>

Pursuant to an administrative service arrangement ("Affiliate Arrangement") with affiliated organizations, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses it pays for these entities. At December 31, 2023, there is a receivable of $625,235 from the affiliates included in other receivables and a payable of $251,111 to the affiliates included in accounts payable and accrued expenses in the accompanying statement of financial condition.

Pursuant to an administrative service arrangement ("Parent Arrangement") with the Parent, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses of the Company that are paid by the Parent. At December 31, 2023, there is a payable of $129,745 to the Parent that is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 10.   <u>NET CAPITAL REQUIREMENT</u>

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the Company to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2023, the Company had net capital of $6,686,106, which was $5,896,971 in excess of its required net capital of $789,135. The Company's percentage of aggregate indebtedness to net capital was 177% at December 31, 2023.

NOTE 11.   <u>PROFIT SHARING PLAN</u>

The Company has a qualified profit-sharing retirement plan ("Plan") with a 401(k) deferred compensation provision covering all eligible employees as described in the Plan. The Company may make matching and/or discretionary contributions to the Plan, which are determined annually by management.